U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                     FREESTAR TECHNOLOGY CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                     (Title of Class of Securities)

                               35687X-10-3
                             (CUSIP Number)

                            Paul Egan, President
                       FreeStar Technology Corporation
            Calle Fantino Falco, J.A. Baez Building, 2nd Floor
           Santo Domingo, Dominican Republic; (809) 503-5911
   (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               April 29, 2003
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Heroya Investments Limited

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________

(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 45,200,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 45,200,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 45,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  13.10%

14.  Type of Reporting Person:  CO

ITEM 1.   SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Heroya Investments Limited.

(b)  Suite 52 & 53 Victoria House, 26 Main Street, POB 399, Gibraltar.

(c)  Investments.

(d)  No.

(e)  No.

(f)  Gibraltar

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 10, 2002, the Issuer entered into an agreement with Heroya Investments Limited for the acquisition of privately held Rahaxi Processing Oy. On December 16, 2002, the parties to that agreement executed an amendment; under this amendment, the purchase price of $4,300,000 is to be paid in restricted common stock of the Registrant and cash as follows:

(a)  The Registrant issued to Heroya on January 16, 2003
22,000,000 shares of common stock in consideration for 53.3% of Rahaxi's common stock outstanding (16 of 30 shares).

(b) The remainder of the purchase price ($2,008,100) is to be paid in cash, with payments due from February 16, 2003 to December 16, 2003.

     On February 25, 2003, the parties to that agreement executed a second amendment under which the cash purchase price of $4,300,000 is to be reduced from approximately 47% to approximately 13%. Payment is to be made as follows:

(a) The Registrant has issued to Heroya 23,200,000 shares of common stock in consideration for an additional 33.3% of Rahaxi's common stock outstanding (additional 10 of 30 shares).

(b) The remainder of the cash purchase price ($552,100) is to be paid in cash, with payments due from March 10, 2003 to December 16, 2003.

     On April 29, 2003, Heroya received the final payment of shares of Issuer common stock in the amount of 23,200,000.

ITEM 4. PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Acquisition Agreement between the Registrant and Heroya Investments Limited, effective on September 10, 2002 (the following schedules have been omitted: Schedule 1, books and records of Rahaxi; Schedule 2, draft employment agreements with Hans Turitz and Tony Horrell; and
Schedule 3, list of clients introduced to Rahaxi by Heroya) (incorporated by reference to Exhibit 2 of the Form 8-K filed on September 25, 2002).

Amendment 1 to Acquisition Agreement between the Registrant and
Heroya Investments Limited, dated December 16, 2002 (incorporated by reference to Exhibit 2.2 of the Form 8-K/A filed on December 24, 2002).

Amendment 2 to Acquisition Agreement between the Registrant and
Heroya Investments Limited, dated February 25, 2003 (incorporated by reference to Exhibit 2.3 of the Form 8-K/A filed on February 26, 2003).

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Heroya Investments Limited

Date: April 29, 2003                   By:  Canis Nominees Limited


                                       By:  /s/  Soeren Valbro
                                       Soeren Valbro, Director